Exhibit 5.01

June 7, 2013

Ingram Micro Inc.

1600 E. St. Andrew Place

Santa Ana, CA 92705

Ladies and Gentlemen:

I am the General Counsel of Ingram Micro Inc., a Delaware corporation (the “Company”), and am delivering this opinion in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the registration of 12,000,000 shares (the “Shares”) of the Company’s Class A Common Stock, par value $0.01 per share, issuable pursuant to its 2011 Incentive Plan, as amended (the “Plan”).

I have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based on the foregoing, I advise you that, in my opinion, the Shares have been duly authorized and, when and to the extent the Shares have been issued and delivered against payment therefor in accordance with the terms of the Plan, the Shares will be validly issued, fully paid and non-assessable.

I am licensed to practice law in the State of California, and the foregoing opinion is limited to the federal laws of the United States of America and the General Corporation Law of the State of Delaware.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Larry C. Boyd

Larry C. Boyd

Executive Vice President,

Secretary and General Counsel